FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

www.freegoldventures.com

Freegold Intersects More Gold Bearing Structures in 2,300 Foot Step-out Drilling at Golden Summit

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37 shallow, close spaced holes drilled in a 200 x 275 foot area containing a recent 31 g/t (0.90 oz/ton) grab sample in gold bearing structures trending towards the multiple 150 to 375 foot wide zones picked up in Fences 1 to 5.

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High-grade drill intercepts of 23.0 g/t  (0.67 oz/ton), 17.8 g/t (0.52 oz/ton) and 18.1 g/t (0.53 oz/ton) all over 3-foot widths hosted within broader zones of lower-grade, surface, bulk-tonnage mineralization.

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Mineralization in this Tolovana vein area remains open in all directions, and future drilling will seek to expand this zone to the north and south as well as to fill in the 2,300-foot wide area between Fences 5 and 6.

June 11, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide assay results from  Fence 6 of the Phase 2, 20,000-foot drill program currently underway at the Company’s Golden Summit project outside Fairbanks, Alaska.

Holes in Fence 6 tested a smaller 200 x 275 foot area in the Tolovana vein area, located 2,300 feet west of Fence 5.  Drilling was undertaken in this area to follow up on a recent grab sample which assayed 31 g/t (0.90 oz/ton) in the face of an old surface mining cut in which the gold-bearing structures were seen striking in the general direction of the Currey Shear Zone.

As with the previous drilling in this program, the Fence 6 holes continue to intersect high-grade veins hosted within broader areas of lower grade, bulk-tonnage surface gold mineralization.  Although the Tolovana vein, encountered in the 31 g/t grab sample in the face of the old mining cut, and in holes 336, 303, 311, 312, 334, 332, and 333 strikes in a more northerly direction than the structures seen in the vein swarms south of the Cleary Hill Mine area, the strike indicates that the Tolovana structure will intersect the south vein swarm somewhere in the 2,300 foot untested area in between Fence 5 and 6.  The gold mineralization in this area remains open in all directions, and future drilling will aim to expand this zone, as well as to in-fill the areas between Fences 5 and 6 to determine how this structure ties into the broader zones of gold mineralization traced from Fences 1 to 5.

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As with the previous fences, holes in Fence 6 employed shallow, close-spaced drilling to better define the large number of mineralized structures in the system.  These 37 holes (holes 301 to 337) were spaced 25 feet apart in roughly a grid pattern, and were drilled to an average depth of 50 feet (see map of the drill hole locations on the company web-site).

Significant higher-grade intervals from Fence 6 include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
303	0	39	39	2.42	0.071
Including	24	27	3	23.01	0.671
Including	27	30	3	3.22	0.094
305	3	39	36	0.85	0.024
307	18	24	6	3.21	0.094
311	0	15	15	1.49	0.043

312	3	24	21	4.26	0.124
Including	12	15	3	17.76	0.518
Including	15	18	3	7.85	0.229
321	3	18	15	2.88	0.084
Including	6	9	3	8.61	0.251
325	33	54	21	3.30	0.096
Including	36	39	3	18.10	0.528
328	33	54	21	1.65	0.048
Including	33	36	3	4.73	0.138
329	27	39	12	2.04	0.060
334	0	18	18	1.70	0.050
Including	3	6	3	5.25	0.153
336	3	6	3	3.11	0.091

In addition to the mineralization located along the Tolovana vein, additional wider, lower-grade intercepts off the main vein include 0.85 g/t (0.024 oz/ton) over 36 feet (hole 305) and 3.30 g/t (0.096 oz/ton) over 21 feet (hole 325), including a 3 foot section assaying 18.1 g/t (0.229 oz/ton) over 3 feet.  The average grade of all 650 three-foot sample intervals over the 200 x 275 foot area tested was 0.46 g/t (0.014 oz/ton).  The scattered appearance of gold mineralization away from the main vein is not yet understood as many of these intercepts were in the southernmost holes of this fence.

Drilling in this area was halted due to spring break up conditions. Drilling is now in progress in the Beistline area where additional drill testing of the Beistline (Cleary Hill vein extension) and Beistline bleed area south of the structure is in progress.  Future drilling will include testing the strike extension of the Tolovana structure, along with additional drilling north and south to determine if the width of the gold mineralization in this area may be similar to the multiple 150-350 foot wide zones seen 2,300 feet further to the east.

Drilling is being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.

 A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the summer of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 5,000-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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